AMERICAN BONANZA GOLD CORP.

Consolidated Financial Statements
For the nine months ended September 30, 2010

(Unaudited – Prepared by Management)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, “Continuous Disclosure Obligations”, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Corporation have been prepared by management and approved by the Audit Committee and Board of Directors of the Corporation.

The Corporation’s independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditors.

AMERICAN BONANZA GOLD CORP.
CONSOLIDATED BALANCE SHEETS
(In Canadian Dollars)
(Unaudited – Prepared by Management)

	September 30,	December 31,
	2010	2009
	$	$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	626,167	957,923
Amounts receivable (note 4)	498,648	455,680
Prepaid expenses	30,576	32,926
Marketable securities (note 5)	-	1,879,842
	1,155,391	3,326,371
RECLAMATION BOND	20,000	20,000
MINERAL PROPERTIES (note 6)	43,179,482	41,973,947
PLANT AND EQUIPMENT, net	781,682	14,760
	45,136,555	45,335,078
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities	506,762	687,940
ASSET RETIREMENT OBLIGATION (note 12)	37,783	36,352
FUTURE INCOME TAXES (note 7)	63,850	-
	608,395	724,292
SHAREHOLDERS’ EQUITY
Share capital (note 7)	61,632,607	59,977,063
Contributed surplus (note 7)	6,396,978	6,396,978
Accumulative other comprehensive loss (note 8)	43,031	(242,322)
Deficit	(23,544,456)	(21,520,933)
	44,528,160	44,610,786
	45,136,555	45,335,078

NATURE OF OPERATIONS (note 1)
COMMITMENTS (notes 6 and 10)
SUBSEQUENT EVENT (note 14)

APPROVED ON BEHALF OF THE BOARD,

Signed: Brian Kirwin
Director

Signed: Robert T. McKnight
Director

The accompanying notes are an integral part of these consolidated financial statements

AMERICAN BONANZA GOLD CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(In Canadian Dollars)
(Unaudited – Prepared by Management)

	Three months		Nine Months
	Ended Sept. 30,		Ended Sept. 30,
	2010	2009	2010	2009

	$	$	$	$
EXPENSES (INCOME)
Amortization	1,892	2,922	6,219	8,823
Accretion of asset retirement obligation	477	453	1,431	1,360
Business development	44,577	20,434	128,025	148,013
Exploration	86,398	40,146	157,394	107,501
Foreign exchange	503	8,661	7,976	22,999
General and administrative (note 9)	201,008	165,017	517,512	591,237
Stock-based compensation	-	28,932	-	356,887
Loss/(gains) on sale of marketable securities	562,105	(81,219)	1,205,004	(81,219)
Interest income	(11)	(1,557)	(38)	(20,936)

NET LOSS	(896,949)	(183,789)	(2,023,523)	(1,134,665)
DEFICIT, beginning of period	(22,647,507)	(11,430,720)	(21,520,933)	(10,479,844)

DEFICIT, end of period	(23,544,456)	(11,614,509)	(23,544,456)	(11,614,509)

LOSS PER COMMON SHARE
Basic and diluted	(0.01)	(0.00)	(0.02)	(0.01)

WEIGHTED AVERAGE NUMBER OF SHARES	124,106,172	118,189,122	120,302,552	117,375,457

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In Canadian Dollars)
(Unaudited – Prepared by Management)

	Three months		Nine Months
	Ended Sept. 30,		Ended Sept. 30,
	2010	2009	2010	2009

	$	$	$	$

LOSS FOR THE PERIOD	(896,949)	(183,789)	(2,023,523)	(1,134,665)

OTHER COMPREHENSIVE INCOME (LOSS):
Unrealized gains/(loss) on available-for-sale marketable securities (note 5)	(387,360)	864,551	(617,954)	253,261

COMPREHENSIVE LOSS FOR THE PERIOD (note 5)	(1,284,309)	680,762	(2,641,477)	(881,404)

The accompanying notes are an integral part of these consolidated financial statements

AMERICAN BONANZA GOLD CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Canadian Dollars)
(Unaudited – Prepared by Management)

		Three months				Nine Months
		Ended Sept. 30,				Ended Sept. 30,
		2010		2009		2010		2009

	$		$		$		$
CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Loss for the period		(896,949)		(183,789)		(2,023,523)		(1,134,665)
Items not affecting cash
Amortization		1,892		2,922		6,219		8,823
Accretion of asset retirement		477		453		1,431		1,360
Loss on disposal		558,124		-		1,188,660		-
Stock-based compensation		-		28,932		-		356,887
		(336,456)		(151,482)		(827,213)		(767,595)
Changes in non-cash operating accounts
Amounts receivable		(11,234)		134,613		(42,968)		339,100
Prepaid expenses		(19,461)		(26,508)		2,350		55,577
Accounts payable and accrued liabilities		(91,200)		(141,156)		(181,178)		(67,598)

		(458,351)		(184,533)		(1,049,009)		(440,516)

INVESTING ACTIVITIES
Mineral properties (note 6)		(390,304)		(496,572)		(1,205,535)		(1,198,194)
Sale of marketable securities (note 5)		196,823		389,884		976,535		389,884
Plant and equipment		(483,518)		-		(560,641)		-

		(676,999)		(106,688)		(789,641)		(808,310)

FINANCING ACTIVITIES
Issue of common share, net of issue costs		1,159,204		-		1,411,894		204,314
Exercised of option		95,000		-		95,000		-

		1,254,204		-		1,506,894		204,314

INCREASE (DECREASE) IN CASH		118,854		(291,221)		(331,756)		(1,044,512)

CASH AND CASH EQUIVALENTS, beginning of period		507,313		1,897,345		957,923		2,650,636

CASH AND CASH EQUIVALENTS, end of period		626,167		1,606,124		626,167		1,606,124

SUPPLEMENTARY INFORMATION:

Cash flows include the following elements:
Interest paid		-		-		-		-
Interest received		11		1,557		38		20,936
Income taxes paid		-		-		-		-

The accompanying notes are an integral part of these consolidated financial statements

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
For the nine months ended September 30, 2010 and 2009 (Unaudited – Prepared by Management)

1.	NATURE OF OPERATIONS

American Bonanza Gold Corp. (the “Corporation” or “Company”) was incorporated in British Columbia on December 10, 2004. The Corporation is an exploration stage mining company engaged in the identification, acquisition, exploration and development of precious metals properties located in the United States and Canada. The Corporation has not yet determined whether its mineral properties contain mineral reserves which are economically recoverable with the exception of Copperstone property (notes 6(a)). The recoverability of amounts capitalized is dependent upon the discovery of economically recoverable reserves, securing and maintaining title in the properties and obtaining the necessary financing to complete the exploration and development of these projects and upon the attainment of future profitable production. The amounts capitalized as mineral properties, net of impairment recognised, represent costs to date, and do not necessarily represent present or future values.

These financial statements have been prepared by management on a going-concern basis, which assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and settle its liabilities and commitments in the normal course of business. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary should the going concern assumption become inappropriate.

2.	BASIS OF PRESENTATION

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) using standards for interim financial statements and do not contain all of the information required for annual financial statements. These statements follow the same accounting policies and methods of application of the most recent annual audited financial statements. Accordingly, they should be read in conjunction with the most recent annual audited financial statements of the Corporation. In the opinion of management, all of the adjustments necessary to fairly present the interim consolidated financial statement have been made.

3.	ADOPTION OF NEW ACCOUNTING STANDARDS

Accounting standards newly adopted

Effective January 1, 2009, the Company adopted new accounting standards as follows:

Section 3064, Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets. This new Section provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new Section specifically excludes mining activities related to prospecting, acquisition of mineral rights, exploration, drilling and mineral development from being considered as intangible assets, as existing Section 3061, Property, Plant and Equipment, contains standards for measurement, presentation and disclosure of mining properties. Adoption of this standard did not have any effect on the Corporation’s financial statements.

EIC-173, Credit risk and the fair value of financial assets and financial liabilities

In January 2009, the CICA issued EIC-173, Credit risk and the fair value of financial assets and financial liabilities.

The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. This EIC applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2009. Adoption of this EIC did not have any effect on the Corporation’s financial statements.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
For the nine months ended September 30, 2010 and 2009 (Unaudited – Prepared by Management)

3.	ADOPTION OF NEW ACCOUNTING STANDARDS (continued)

EIC-174, Mining exploration costs

In March 2009, the CICA issued EIC-174, Mining Exploration Costs. The EIC provides guidance on the accounting and the impairment review of exploration costs. This EIC abstract applies to financial statements issued after March 27, 2009. Adoption of this EIC did not have any effect on the Corporation’s financial statements.

Financial Instruments, Disclosure and Presentation

Effective January 1, 2009, the Corporation has adopted the enhanced disclosure requirements of amended CICA Section 3862, Financial Instruments - Disclosures. Refer to note 13 for fair value measurement disclosures using a fair value hierarchy that reflects the significance of the inputs in making the measurements.

Recent Accounting Pronouncements

Adoption of International Financial Reporting Standards (“IFRS”)

The Canadian Accounting Standards Board has announced that Canadian publicly accountable enterprises will adopt IFRS as issued by the International Accounting Standards Board effective January 1, 2011. The Corporation is in the process of developing a plan for the implementation of IFRS and will assess the impact of the differences in accounting standards on the Corporation's consolidated financial statements. The Corporation expects to make changes to processes and systems before the 2011 fiscal year, in time to enable the Corporation to record transactions under IFRS, including 2010 fiscal period financial statements presented for comparative purposes in the 2011 financial year.

Business Combination

In December 2008, the Accounting Standards Board (“AcSB’) issued CICA Handbook Section 1582, Business Combinations, which is converged with International Financial Reporting Standards (“IFRS”) 3, Business Combinations, and replaces CICA Handbook Section 1581, Business Combinations. Section 1582 provides guidance on the application of the purchase method of accounting for business combinations. In particular, Section 1582 addresses the determination of the carrying amount of the assets and liabilities of a subsidiary company, goodwill and accounting for a non-controlling interest at the time of the business combination. The new standard is effective on a prospective basis to business combinations for which the acquisition date is on or after January 1, 2011. Earlier application is permitted. If an entity applies this Section before January 1, 2011, it shall also adopt CICA Handbook Section 1601 and CICA Handbook Section 1602. This new standard will only have an impact on the Company’s financial statements for future acquisitions if the Company choose early adaptation of the standard.

Consolidated Financial Statements and Non-controlling Interests

In December 2008, the AcSB issued CICA Handbook Section 1601, Consolidated Financial Statements, which replaces CICA Handbook Section 1602, Consolidated Financial Statements. Section 1601 establishes standards for the preparation of consolidated financial statements, and applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. An entity adopting CICA Handbook Section 1601 for a fiscal year beginning before January 1, 2011 also must adopt CICA Handbook Section 1582, and CICA Handbook Section 1602.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
For the nine months ended September 30, 2010 and 2009 (Unaudited – Prepared by Management)

3.	ADOPTION OF NEW ACCOUNTING STANDARDS (continued)

Non-controlling Interests

In December 2008, the AcSB issued CICA Handbook Section 1602, Non-controlling Interests, which establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. Section 1602 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. An entity adopting CICA Handbook Section 1602 for a fiscal year beginning before January 1, 2011 also must adopt CICA Handbook Section 1582, and CICA Handbook Section 1601.

4.	AMOUNTS RECEIVABLE

Amounts receivable consist of the following:

	2010	2009
	$	$

Goods and services tax	20,884	6,077
Quebec sales tax	7,742	8,849
Mining duties and refundable tax credits receivable	470,022	433,998
Other	-	6,756

	498,648	455,680

Government Assistance

The Corporation qualifies for mineral exploration assistance programs associated with incurring exploration and development expenditures on mineral properties located in Quebec. The assistance programs are comprised of a Refundable Tax Credit of 35% of eligible exploration expenses pursuant to Quebec’s Taxation Act and a further 12% refundable credit on eligible expenditures pursuant to Quebec’s Mining Duties Act.

5.	MARKETABLE SECURITIES

September 30, 2010
Accumulated
	Fair Value	Cost	unrealized
gains (losses)
	$	$	$

- Hawthorne Gold Corp.	-	-	-

	December 31, 2009
			Accumulated
	Fair Value	Cost	unrealized
			gains (losses)
	$	$	$

- Hawthorne Gold Corp.	1,879,842	2,155,646	(275,804)

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
For the nine months ended September 30, 2010 and 2009 (Unaudited – Prepared by Management)

5.	MARKETABLE SECURITIES (continued)

On June 22, 2007, the Corporation received 1,500,000 common shares of Cusac Gold Mines Ltd. (“Cusac”) upon the execution of the option agreement as described in Note 6(b)(ii). The shares were valued as $300,000 based on quoted market value of the shares. In April, 2008 Cusac and Hawthorne Gold Corp. (“Hawthorne”) merged whereby holders of Cusac common shares received one Hawthorne common share in exchange for 19 common shares of Cusac. Subsequent to the merger, the Corporation therefore held 78,947 shares of Hawthorne. On December 30, 2008 the Corporation received an additional 6,750,000 common shares from Hawthorne which was valued at $2,362,500 based on the quoted market price on that date. During 2009, the Corporation sold 1,300,000 Hawthorne shares for gross proceeds of $575,566 and realised a gain of $68,712. As at December 31, 2009, the Hawthorne common shares fair value was $1,879,842.

During the nine months ended September 30, 2010 the Corporation disposed the remaining 5,528,947 shares of Hawthorne for gross proceeds of $976,535 and realised a loss of $1,188,660. Cash commissions related to these transactions totalling $16,344 were charged as additional loss on disposal.

6.	MINERAL PROPERTIES

Project	2010	2009
	$	$

Copperstone (a)	30,089,753	28,885,347
Fenelon (b(i))	5,165,120	5,000,000
Gold Bar (c)	200,000	200,000
Northway (b(iii))	4,465,040	4,644,865
Martiniere (b(iii))	3,257,786	3,243,735
Northshore (b(iv))	1,783	-
	43,179,482	41,973,947

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
For the nine months ended September 30, 2010 and 2009 (Unaudited – Prepared by Management)

6.	MINERAL PROPERTIES (continued)

Schedule of mineral property expenditures during 2010:

							Total	December 31,
	Copperstone	Fenelon	Gold Bar	Northway	Martiniere	Others	2010	2009

	$	$	$	$	$	$	$	$

Balance, beginning of period	28,885,347	5,000,000	200,000	4,644,865	3,243,735	-	41,973,947	50,877,071

Decline, drilling and underground support	-	-	-	-	-	-	-	1,890
Geological consulting and related	432,529	92,533	-	20,109	15,122	-	560,293	834,573
Assaying	-	-	-	-	-	-	-	9,218
Feasibility	403,666	-	-	-	-	-	403,666	760,749
Engineering/environmental	9,532	-	-	-	-	-	9,532	4,399
Advance royalty payment	-	-	-	-	-	-	-	33,000
BLM land payments/permit, licenses	226,686	25,775	-	-	-	1,783	254,244	91,603
Computer and related	23,528	-	-	-	-	-	23,528	5,798
Site maintenance and camp:
Utilities and power	29,361	-	-	-	-	-	29,361	32,303
Property caretakers	52,895	24,925	-	-	-	-	77,820	144,534
Equipment and truck rental	11,929	-	-	-	-	-	11,929	10,953
Telephone	772	8,353	-	-	-	-	9,125	12,224
Maintenance, supplies, other	13,508	83,358	-	1,120	1,120	-	99,106	122,884
Cost recovery - facility rental	-	(40,019)	-	-	-	-	(40,019)	(51,402)

Accrued government subsidies/repayments	-	(29,805)	-	(4,029)	(2,191)	-	(36,025)	(172,295)
Joint Venture Recovery				(197,025)			(197,025)	-
Write-down of mineral properties	-	-	-	-	-	-	-	(10,743,555)

	1,204,406	165,120	-	(179,825)	14,051	1,783	1,205,535	(8,903,124)

Balance, end of period	30,089,753	5,165,120	200,000	4,465,040	3,257,786	1,783	43,179,482	41,973,947

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
For the nine months ended September 30, 2010 and 2009 (Unaudited – Prepared by Management)

6.	MINERAL PROPERTIES (continued)

(a)   Copperstone

The Corporation is engaged in exploring and developing the Copperstone gold property in La Paz County, Arizona, United States. The Corporation holds a 100% leasehold interest in the Copperstone Project. The landlord is The Patch Living Trust and the lease was for a 10 year term starting June 12, 1995 and was renewed for a further ten years on and from June 12, 2005. The lease is renewable for one or more ten-year terms at the Corporation’s option under the same terms and conditions. The Corporation is obligated to pay for all permitting and state lease bonding, insurance, taxes, and to pay a 1% production gross royalty with the royalty increasing to 6% if the price of gold is to over US$551 per ounce. The Corporation pays a minimum advance royalty per year of US$30,000.

The Corporation is required to pay to a third party $70,000 from initial proceeds from mineral extracted from the D-Zone of the Copperstone property and a Net Smelter royalty of 3% from the first 50,000 tonnes of mineralized material extracted from the D-Zone.

During 2002, the Corporation entered into a mining services agreement with an Underground Mining Contractor (“Mining Contractor”) for purposes of the development and extension of an existing underground decline in the D-Zone to establish underground infrastructure for subsequent exploration and development programs. On the basis of meeting certain pre-determined performance criteria, the Mining Contractor can earn up to a 5% net profits royalty from the D-Zone bulk sample of up to 50,000 tons of mineralized material that may be completed.

All required property payments were made with respect to the Copperstone project as of September 30, 2010 and all claims are in good standing until August 2011.

(b)   Canadian mineral interests

The Corporation owns properties located in Quebec and Ontario and are summarized as follows:

(i)   Fenelon Project, Quebec

The Fenelon property, located in the Province of Quebec is approximately 30 kilometers east of the Corporation’s Martiniere gold property, consists of 454 mining claims totaling 17,830 acres. The Corporation acquired its 38% interest in the Fenelon project and an option to acquire the remaining 62% interest as a result of the Arrangement in 2005. Pursuant to a 1998 agreement between Cyprus Canada Inc. (“Cyprus”) and International Taurus Resources Inc. (“Taurus”) and amended in 2000, Taurus was required to pay certain consideration to exercise its option to acquire Cyprus’s 62% ownership interests in the Fenelon Property and the Casa Berardi portfolio of properties (Martiniere, Northway and La Peltrie properties), which are described below in note 6(b)(iii). The remaining consideration included 2,027,579 common shares of Taurus, which were issued in previous periods, and three installments of US$150,000 (total US$450,000), with the first installment to be paid upon commencement of commercial production on any one of the properties and the remaining installments to be made six and twelve months thereafter.

The remaining installments totaling US$450,000 are required to be paid in order to exercise the Corporation’s option to acquire Cyprus’ 62% ownership in the Fenelon property and Cyprus’ interest in the Casa Berardi portfolio of properties. Cyprus will maintain a net smelter return royalty to a maximum of 2% and minimum of 1% in certain conditions on commercial production attributable to Taurus. Upon making the total payment of $450,000, the Corporation would own a 100% interest in the Fenelon property and Casa Berardi portfolio of properties subject only to the right of Cyprus to receive the net smelter return royalty.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
For the nine months ended September 30, 2010 and 2009 (Unaudited – Prepared by Management)

6. MINERAL PROPERTIES (continued)

(b)   (i) Fenelon Project, Quebec (continued)

A NSR royalty of 2% is also payable from production on the Fenelon property to Morrison Petroleum Limited. In addition, a 2% net profit royalty interest in the Fenelon project is payable to Stonegate Management Limited.

During the fourth quarter of 2009, it was determined that, due to market conditions and management's intentions in respect of Fenelon, there was an impairment of the amounts capitalized in respect of this project. An impairment of $10,743,555 was recorded to reduce the carrying amount to the estimated fair value of $5,000,000. This represents management's best estimate of the value that will be recovered based on a net present value approach. Key assumptions in the estimate include future gold prices, recoverable ounces of gold and the discount rate applied, as well as the availability of necessary financing. Actual outcomes could differ materially from this estimate.

(b)   (ii) Casa Berardi Exploration Portfolio, Quebec

Pursuant to the Option Agreement, as amended by an agreement dated May 1, 2000, between Taurus and Cyprus (note 6(b)(i)), Cyprus granted to Taurus the right to explore certain mineral properties and granted to Taurus an option to purchase all of Cyprus’ interest in Cyprus’ entire Casa Berardi exploration portfolio in the province of Quebec, Canada (the Cyprus Properties). The Taurus exploration portfolio comprises four properties: the Fenelon Project, Martiniere “D”, Northway and La Peltrie located within the Casa Berardi sector of the Abitibi Greenstone belt.

To earn all of Cyprus’ 100% interest in all of the Cyprus Properties, the Corporation must make the cumulative combined payments of US$450,000, commencing on commercial production, which are described above under note 6(b)(i). Once these payments are made, Cyprus is to relinquish all of its rights in respect of all of the properties in exchange for a minimum 1% NSR royalty from certain properties having an underlying royalty and a maximum 2% NSR royalty on those properties not subject to other royalty burdens.

The Martiniere property is located 600 kilometers northwest of Montreal and consists of 226 unpatented crown mining claims covering approximately 3,000 hectares, which are subject to a 2% Net Smelter Return royalty. The Corporation’s Fenelon project is 30 kilometers to the east. The Corporation’s option with Cyprus is for a 100% interest in this property.

The Northway project is located in Quebec, 25 kilometers south of Matagami and 530 kilometers northwest of Montreal. The property consists of two contiguous claim blocks: the 113-claim, 1,600 hectare block and the contiguous 114 claim, 2,000 hectare Noyon block. The Corporation’s option with Cyprus was for a 75% interest in this property with the remaining 25% interest with Caspian Energy Inc. On the Northway block, there is a 2% Net Smelter Return royalty, which may be bought out entirely. During 2006, the Corporation entered into an agreement to acquire the remaining 25% interest of the Northway property from Caspian Energy Inc. in exchange for cash totalling $150,000. As of December 31, 2007 the Corporation had paid the final $75,000 instalment and received the 25% interest.

Effective November 15, 2007, the Corporation entered into an agreement with Agnico-Eagle Mines Limited (“Agnico-Eagle”) for the joint exploration and development of the Corporation’s Northway property and Agnico-Eagle’s Vezza property. During 2009, the Corporation and Agnico-Eagle agreed to terminate the agreement.

(b)   (iii) Northshore Project, Ontario

The Northshore gold property is 100% owned by the Corporation and comprises 550 acres of patented mining claims, situated in Priske Township, Ontario. A NSR royalty ranging from 2% to a maximum of 5% is payable, increasing with gold production in excess of one million ounces. No expenditures, other than the payment of taxes, are required to maintain the property.

During the year ended December 31, 2008, the Corporation wrote-off the carrying value of this property of $979,655.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
For the nine months ended September 30, 2010 and 2009 (Unaudited – Prepared by Management)

6.	MINERAL PROPERTIES (continued)

(c)     Gold Bar

The Gold Bar property is located in Eureka County, 50 kilometers northwest of Eureka, Nevada. Gold Bar is subject to a 2% net smelter royalty capped at US$1,000,000 on future production. All required payments have been made to hold the claims in good standing until August 2011. Northern Canadian Minerals Inc. holds a 5% interest in the Gold Bar property subject to certain dilution provisions.

During the year ended December 31, 2008, the Corporation wrote-down the carrying amount of the Gold Bar property by $880,785 to $200,000 due to limited exploration activity in the last three years and based upon management’s current plans with respect to the property.

(d)      Other

The Oatman property is located in Mohave County in Northwest Arizona and covers 600 hectares acquired through the staking of 67 unpatented mining claims in November, 2003.

The Belmont property is located in the Belmont Mining District of Nevada in Nye County, about 40 miles north of Tonopah, in the Walker Lane Mineral Belt. The Corporation acquired the property covering 200 hectares through the staking of 23 unpatented mining claims in February 2004.

The Hassayampa property is located in Yavapai County, central Arizona. The Corporation acquired the property covering 600 hectares through the staking of 73 unpatented mining claims in February, 2004. The Hassayampa project lies within the Black Rock Mining District.

The Vulture Property is located in Maricopa County, central Arizona. The Corporation acquired the property covering 500 hectares through the staking of 61 claims in July, 2004.

During the year ended December 31, 2008, the Corporation wrote-off the carrying value of the Oatman, Belmont, Hassayampa and Vulture properties totalling $214,964 as no exploration activity has occurred on these properties in recent years. This write-down is required to comply with existing accounting guidelines.

7.	SHARE CAPITAL

Authorized

The Corporation is authorized to issue an unlimited number of common shares and an unlimited number of Class A Preferred Shares without par value. No Class A Preferred Shares have been issued.

Issued	Number of
	Common
	Shares	Amount
		$
Balance, December 31, 2008	115,662,976	59,772,749
Private placement – net of share issue costs	2,582,913	204,314
Balance, December 31, 2009	118,245,889	59,977,063
Flow-through renunciation (see below)	-	(63,850)
Private placement – net of share issue costs	9,603,383	1,411,894
Shares issued for plant purchase	1,250,000	212,500
Exercise of option	800,000	95,000
Balance, September 30, 2010	129,899,272	61,632,607

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
For the nine months ended September 30, 2010 and 2009 (Unaudited – Prepared by Management)

7.	SHARE CAPITAL (continued)

During 2008, exploration expenditures relating to flow-through shares totalling $1,503,400 were renounced resulting in the Corporation recording a future tax liability of $315,165 with the offset charged to share issue costs.

On April 2, 2009, the Corporation completed a non-brokered private placement of 2,582,913 flow-through shares, at a price of $0.08 per share for gross proceeds of approximately $206,600. No commission was paid on the financing.

During 2010, exploration expenditures relating to flow-through shares totalling $206,600 were renounced resulting in the Corporation recording a future tax liability of $63,850 with the offset charged to share issue costs.

On June 16, 2010 the Corporation completed a non-brokered private placement of 1,594,500 flow-through shares, at a price of $0.16 per share for gross proceeds of $255,120. No commission was paid on the financing.

On August 10, 2010 the Corporation completed a non-brokered private placement of 3,333,717 units (the “Units”) at a price of $0.15 per Unit for gross proceeds of approximately $500,000. Each Unit consists of one common share, and one half of one common share purchase warrant with each full warrant entitling the holder to acquire one common share at a price of $0.23 until August 11, 2012. A 5% finder’s fee was paid on the financing.

On August 16, 2010 the Corporation closed the purchase of a milling and flotation plant for a purchase price of US$400,000 and the issuance of 1,250,000 common shares. The common share issued was valued at $0.17 per share for $212,500. On August 24, 2010 the Corporation completed a non-brokered private placement of 4,675,166 units (the “Units”) at a price of $0.15 per Unit for gross proceeds of approximately $700,000. Each Unit consists of one common share (a “Common Share”), and one half of one common share purchase warrant (a “Warrant”), with each full Warrant entitling the holder to acquire one common share at a price of $0.23 until August 24, 2012.

Options

The Corporation grants incentive stock options as permitted pursuant to the Corporation’s Stock Option Plan (the “Plan”) approved by the shareholders. The Plan has been structured to comply with the rules of the Toronto Stock Exchange (“TSX”). The aggregate number of common shares which may be subject to option at any one time may not exceed 10% of the issued common shares of the Corporation as of that date – including options granted prior to the adoption of the Plan. All options may not be granted for a term exceeding 5 years, and the term will be reduced to one year following the date of death. If the Optionee ceases to be qualified to receive options from the Corporation those options shall immediately terminate.

As at September 30, 2010, the Corporation has stock options outstanding to acquire an aggregate of 10,860,000 common shares and are held by directors, officers, employees and consultants, exercisable at prices between $0.06 and $0.22 per share at varying times up until July 28, 2014.

	Number of	Weighted average
	Options	exercise price

Balance, December 31, 2007	9,202,500	$0.61
Expired	(390,000)	$1.21
Cancelled	(6,862,500)	$0.68
Granted	2,385,000	$0.07

Balance, December 31, 2008	4,335,000	$0.14
Granted	7,325,000	$0.08

Balance, December 31, 2009	11,660,000	$0.10
Exercised	(800,000)	$0.12

Balance, September 30, 2010	10,860,000	$0.10

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
For the nine months ended September 30, 2010 and 2009 (Unaudited – Prepared by Management)

7.	SHARE CAPITAL (continued)

On May 26, 2008 and December 17, 2008, the Corporation cancelled a total of 5,752,500 options held by certain officers and directors with exercise prices significantly above market prices for nominal consideration.

The following table summarizes stock options outstanding and exercisable at September 30, 2010:

Number of
Options	Exercise Price	Expiry Date

1,900,000	$0.220	November 6, 2012
1,985,000	$0.070	August 6, 2013
2,680,000	$0.060	January 26, 2014
3,795,000	$0.085	March 18, 2014
500,000	$0.090	July 28, 2014

10,860,000

During the year ended December 31, 2009, under the fair value based method, $356,887 (2008 – $96,119) in compensation expense was recorded for options granted to employees and non-employees and charged to operations.

The fair value of stock options used to calculate compensation expense has been estimated using the Black-Scholes option pricing model using the following weighted average assumptions:

	2009	2008

Risk free interest rate	1.84%	3.06%
Expected dividend yield	0%	0%
Stock price volatility	80%	78%
Expected life of options	5.0 years	5.0 years

The weighted average fair value of options granted during the year ended December 31, 2009 was $0.05 (2008 - $0.04) ..

Warrants

At September 30, 2010, the Corporation had no outstanding common share purchase warrants.

		Weighted
	Number of	Average
	Warrants	Exercise Price
		$

Balance, December 31, 2007	9,855,300	0.32
Expired	(5,574,080)	0.34

Balance, December 31, 2008	4,281,220	0.30
Expired	(4,281,220)

Balance, December 31, 2009	-
Granted	4,004,441	0.23

Balance, September 30, 2010	4,004,441	0.23

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
For the nine months ended September 30, 2010 and 2009 (Unaudited – Prepared by Management)

7.	SHARE CAPITAL (continued)

The following table summarizes the warrants outstanding and exercisable at September 30, 2010:

Number of
Warrants	Exercise Price	Expiry Date

1,666,858	$0.23	August 11, 2012
2,337,583	$0.23	August 24, 2012

4,004,441

Contributed Surplus

The following summarizes contributed surplus activity:

Amount
$
Balance, December 31, 2006	5,451,072
Valuation of agent compensation warrants	33,100
Stock-based compensation	459,800

Balance, December 31, 2007	5,943,972
Stock-based compensation	96,119
Balance, December 31, 2008	6,040,091
Stock-based compensation	356,887
Balance, December 31, 2009 and September 30, 2010	6,396,978

8.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Amount
$
Opening balance on adoption of new accounting standard on January 1, 2007:
- Unrealized gain on available-for-sale marketable securities (note 5)	12,300
- Foreign currency translation adjustment	43,031
Other comprehensive loss for the year - unrealized loss on available-for-sale securities	(154,642)
Accumulated other comprehensive loss at December 31, 2007	(99,311)
Other comprehensive loss for the year - unrealized gains on available-for-sale securities, net of tax of $9,549	194,597
Accumulated other comprehensive income at December 31, 2008	95,286

Other comprehensive loss for the year - unrealized loss on available-for-sale securities	(274,878)
Realised gain on disposal of available-for-sale securities	(62,730)
Accumulated other comprehensive loss at December 31, 2009	(242,322)

Other comprehensive loss for the period - unrealized loss on available-for-sale securities	(903,307)
Realised loss on disposal of available-for-sale securities	1,188,660
Accumulated other comprehensive loss at September 30, 2010	43,031

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
For the nine months ended September 30, 2010 and 2009 (Unaudited – Prepared by Management)

8.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) (continued) The components of other accumulated comprehensive income are:

		September,		December 31,		December 31,
		2010		2009		2008
	$		$		$
Currency translation gain		43,031		43,031		43,031
Unrealized loss on Bayswater Uranium		-		-		(7,275)
Unrealized gain/(loss) on Hawthorne Gold Corp.		-		(285,353)		59,530
		43,031		(242,322)		95,286

9.	GENERAL AND ADMINISTRATIVE EXPENSES

Nine months ended September 30,	2010	2009
	$	$

Management fees, consulting and salaries	226,797	339,934
Office and administration	16,949	49,247
Legal and accounting	77,220	38,068
Insurance	31,470	56,771
Public company expenses	165,076	107,217

	517,512	591,237

10.	LEASE OBLIGATION

The Corporation is committed under lease agreements expiring May 31, 2011 for office premises in Vancouver in the amount of $52,000 per year and for the office premises in Reno in the amount of $26,900 per year.

The Corporation’s lease obligation to The Patch Living Trust on the Copperstone mineral property is disclosed in note 6(a).

11.	RELATED PARTY TRANSACTIONS

The Corporation shares certain premises and facilities with companies which have certain directors in common, under cost-sharing arrangements. During nine months ended September 30, 2010 the Corporation recovered management and consulting fees of $83,625 (2009 – $73,875) and general and administration expenses of $51,875 (2009 – $29,625) from these companies.

12.	ASSET RETIREMENT OBLIGATION

The Corporation’s asset retirement obligations consists of reclamation and closure costs for the Fenelon project based on the present value of obligations estimated to incur in the next 4 years. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and ongoing care and maintenance and other costs.

The liability for reclamation and closure cost obligations at September 30, 2010 is $37,783 (December 31, 2009 - $36,352). The undiscounted value of this liability is $45,000 (2009 - $45,000). An accretion expense component of $1,431 (2009 - $1,360) has been charged to operations in the nine months ended September 30, 2010 to reflect an increase in the carrying amount of the asset retirement obligation which has been determined using a discount rate of 5.25%.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
For the nine months ended September 30, 2010 and 2009 (Unaudited – Prepared by Management)

13.	FINANCIAL INSTRUMENTS AND MANAGEMENT OF CAPITAL

Fair values in the consolidated balance sheet:

The carrying amounts reported in the consolidated balance sheet for short term financial assets and liabilities, which includes cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair values due to the immediate or short-term maturities of these financial instruments.

Following is a classification of fair value measurements recognized in the consolidated balance sheet using a fair value hierarchy that reflects the significance of the inputs used in making the measurements.

	Fair value measurement at reporting date using:
	September 30, 2010	Quoted prices in active markets identical assets(Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets
Cash and cash equivalents	626,167	626,167	-	-

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

Cash and cash equivalents are classified as held for trading and therefore are recorded at fair value.

The carrying amounts of marketable securities are equal to fair value, which is based on active market obtained from the closing stock price.

Financial risk factors

The Corporation manages its exposure to financial risks, including foreign exchange risk and interest rate risk, based on a framework to protect itself against adverse rate movements. All transactions undertaken are to support the Corporation’s ongoing business and the Corporation does not acquire or issue derivative financial instruments for trading or speculative purposes. The Corporation’s Board of Directors oversees management’s risk management practices.

The Corporation’s activities are exposed to financial risks: market risk (including currency risk and interest rate risk), credit risk and liquidity risk.

a)	Market risks

	i)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Cash and cash equivalents bear interest at market rates. Other current financial assets and liabilities are not exposed to interest rate risk because of their short-term nature or being non-interest bearing.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
For the nine months ended September 30, 2010 and 2009 (Unaudited – Prepared by Management)

13.	FINANCIAL INSTRUMENTS AND MANAGEMENT OF CAPITAL (continued)

	ii)	Currency risk

The Corporation is exposed to currency fluctuations in foreign currencies. The Corporation holds balances in cash and cash equivalents, and accounts payable and accrued liabilities in foreign currencies (US dollars) and is therefore exposed to gains or losses on foreign exchange. Based on the balance in foreign currencies as at September 30, 2010, a variance in foreign currency exchange rate of 1% would not have a significant impact on the Corporation’s financial statements.

As of September 30, 2010, the Corporation held the following US$ financial instruments:

US$
Cash and cash equivalents	41,052
Accounts payable	(162,064)

(121,012)

Effect of 1% variation on US exchange:	(1,210)

b)	Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Corporation to credit risk consist of cash and cash equivalents and amounts receivable. The Corporation has reduced its credit risk by investing its cash equivalents in guaranteed investment certificates with a Schedule 1 Canadian chartered bank. Also, as the majority of its receivables are with the governments of Quebec and Canada in the form of sales tax receivables and government’s incentives, credit risk is considered minimal.

c)	Liquidity risk

Liquidity risk is the risk that the Corporation will not be able to meet the obligations associated with its financial liabilities. As of September 30, 2010, the Corporation had enough funds available to meet its financial liabilities and future financial liabilities from its commitments in the next fiscal year. The Corporation handles liquidity risk through the management of its capital structure.

The Corporation’s objectives of capital management are intended to safeguard the entity's ability to support the Corporation’s exploration and development of its mineral properties and support any expansion plans.

The capital of the Corporation consists of the items included in shareholders’ equity and debt obligations net of cash and cash equivalents. The Corporation manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the Corporation’s underlying assets.

To effectively manage the entity’s capital requirements, the Corporation has in place a planning and budgeting process to help determine the funds required to ensure the Corporation has the appropriate liquidity to meet its objectives. The Corporation may issue new shares or seek debt financing to ensure that there is sufficient working capital to meet its short-term business requirements. The Corporation is not subject to externally imposed capital requirements.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
For the nine months ended September 30, 2010 and 2009 (Unaudited – Prepared by Management)

14	SUBSEQUENT EVENT

On November 10, 2010 the Corporation completed the sale of its eastern Canadian exploration properties with Balmoral Resources Ltd. (“Balmoral”). In consideration for the properties, Balmoral made a one-time cash payment of $3.7 million and issued 4.5 million common shares to the Corporation which were valued at Cdn $3.375 million for total transaction value of over $7 million. The Balmoral shares issued to the Corporation are subject to a four month hold period and a pooling agreement.